

April 16, 2009

Mr. Timothy E. Hall
Chief Financial Officer
Flexsteel Industries, Inc.
3400 Jackson Street
Dubuque, Iowa 52004-0877

Re: **Flexsteel Industries, Inc.**
Form 10-K for the year ended June 30, 2008
Schedule 14A Definitive Proxy Statement filed October 28, 2008
Form 10-Q for the quarter ended December 31, 2008
File No. 0-5151

Dear Mr. Hall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008

Business, page 3

General

1. Because of the nature of your business, the discussion about your working capital practices appears limited. In future filings please expand your disclosure related to information contained in subparagraph (c)(1)(vi) of Item 101 of Regulation S-K, to the extent that such information is material.

Risk Factors, page 6

2. In future filings, please consider expanding your risk factor disclosure to capture all material risks that the company faces because of current market conditions and predicted volatility. Please try to avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks, including, but not limited to, the following:

    - the disclosure in the second paragraph of "We have been increasing our offshore capabilities…" risk factor on page 6, should address the actual risks arising from doing business in specific countries;

    - as more clearly indicated by your financial performance reported in the quarterly report for the period ended December 31, 2008, the "An economic downturn could adversely affect our business…" risk factor disclosure on page 6 should provide additional qualitative and quantitative information to alert investors about how the market downturn has affected and may affect your business and financial performance; and

    - given the significant discrepancy between your current market capitalization and the book value of your equity, your "We may experience impairment of our long-lived assets…" risk factor disclosure on page 8 needs to quantify, to the extent possible, the actual impairment risks and the potential impact to your earnings.

3. It is unclear how the last risk factor on page 8 regarding material weaknesses of internal controls over financial reporting is unique to you. While we note your latest restatement of your financial statements due to a material weakness, risk factor disclosure should focus on such material risks that are unique to you and your business as well as avoid mitigating language that obscures the specific risks discussed. In future filings please revise your disclosure accordingly.

Critical Accounting Policies – Inventories, page 12

4. We note you have historically had write downs in fabric, wood frame and trim and sourced products. If material, in future filings please quantify your inventory write offs for all periods presented.

Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies – Valuation of Long-Lived Assets, page 24

5. It appears that your current market capitalization is significantly below the book value of your equity. Please advise us whether you have performed a recent impairment test pursuant to SFAS 144. If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary. Please explain any qualitative and quantitative factors you considered.

6. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, please consider disclosing a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. These disclosures should be included in your critical accounting estimates in your MD&A.

7. Borrowings and Credit Arrangements, page 28

7. We note your disclosure that you were in compliance with your financial covenants. In future filings, if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants.

Signatures, page 44

8. We note that the annual report has not been signed by the controller or the principal accounting officer. Please ensure that all future filings are signed by all requisite parties.

Schedule 14A Definite Proxy Statement Filed on October 28, 2008

Executive Compensation, page 5
Compensation Discussion and Analysis, page 5

9. Please note that CD&A is meant to be a narrative overview preceding the compensation disclosure, and help put into perspective the numbers in the tables that follow it. Cross referencing discussion in the Corporate Governance section at the end of your compensation disclosure does not help achieve the goal of CD&A. In future filings please reorganize your disclosure and ensure that CD&A provides a complete overview of your overall compensation disclosure.

Annual Incentive, page 6

10. In future filings please provide a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your named executive officers to earn an annual cash bonus (i.e. the consolidated net income and consolidated free cash flow targets).

11. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the compensation committee. In future filings, please provide additional analysis of how individual performance, including quantitative and qualitative elements, contributed to actual compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

12. You disclose that the compensation committee "has full discretion to increase awards earned under" the company's annual incentive program. In future filings please disclose, if applicable, whether the compensation committee has increased these awards and explain in detail the elements taken into consideration by the compensation committee in increasing the size of these awards. See Item 402(b)(2)(vi) of Regulation S-K.

Long-Term Incentives, page 7

13. In future filings please disclose the return on equity objectives that the compensation committee utilizes for purposes of determining the size of the share award for each named executive officer. We note your disclosure in the second paragraph of your discussion on page 7.

14. In future filings please quantify the performance targets that the compensation committee selected for purposes of granting incentive awards under the 2007 plan (i.e. consolidated operating results for organic net sales growth and fully –diluted earnings per share targets). Your discussion should focus on how the compensation committee determines the overall size of the award based upon the achievement of specific performance targets.

15. In future filings, please disclose in more detail the factors taken in consideration by the compensation committee in determining the number of stock options granted to each named executive officer. Your discussion should provide a comprehensive analysis of the substance of the compensation committee's decision.

Summary Compensation Table, page 11

16. We note your footnote (3) disclosure. To the extent applicable, please confirm to us that none of the perquisite or personal benefits exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for any named executive officer. Otherwise, in future filings please quantify and disclose these amounts in a footnote to the "All Other Compensation Column" in accordance with Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

17. For the awards reported in column (f), the footnote should disclose all assumptions made in the valuation. Refer to the Instruction to Item 402(c)(2)(v) and (vi). The discussion of the assumptions may be made by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis.

Form 10-Q for the period ended December 31, 2008

Liquidity and Capital Resources – Financing Activities, page 12

18. We read that your increase in accounts payable was related to timing of payments due to shutdown of operations for the last two weeks of the quarter. Please tell us what this shut down related to and if it is a normal part of your operations. In future filings, please discuss the shutdown in MD&A, how you determine it is necessary and the overall impact it has on your business.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689, Era Anagnosti, Attorney, at (202) 551-3369, Craig Slivka, Special Counsel, at (202) 551-3729 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief